SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crestwood Midstream Partners LP
(f/k/a Quicksilver Gas Services LP)
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
226372100
(CUSIP Number)
William G. Manias
Crestwood Holdings Partners, LLC
717 Texas Avenue, Suite 3150
Houston, TX 77002
(832) 519-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	226372100

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,210,377 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,210,377 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,210,377 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.2%*

14	TYPE OF REPORTING PERSON

OO
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

CUSIP No.	226372100

1	NAME OF REPORTING PERSON Crestwood Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,544,089 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,544,089 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,544,089 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7%*

14	TYPE OF REPORTING PERSON

OO
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

CUSIP No.	226372100

1	NAME OF REPORTING PERSON Crestwood Holdings II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,544,089 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,544,089 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,544,089 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7%*

14	TYPE OF REPORTING PERSON

OO
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

CUSIP No.	226372100

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,544,089 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,544,089 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,544,089 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7%*

14	TYPE OF REPORTING PERSON

OO
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

CUSIP No.	226372100

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,544,089 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,544,089 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,544,089 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7%*

14	TYPE OF REPORTING PERSON

OO
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

CUSIP No.	226372100

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,544,089 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,544,089 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,544,089 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7%*

14	TYPE OF REPORTING PERSON

OO
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

CUSIP No.	226372100

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,544,089 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,544,089 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,544,089 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7%*

14	TYPE OF REPORTING PERSON

PN
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

CUSIP No.	226372100

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,544,089 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,544,089 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,544,089 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7%*

14	TYPE OF REPORTING PERSON

CO
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

CUSIP No.	226372100

1	NAME OF REPORTING PERSON William E. Macaulay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,544,089 common units*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,544,089 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,544,089 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7%*

14	TYPE OF REPORTING PERSON

IN
*Includes the conversion of 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.

Item 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the SEC on October 12, 2010 (the “Original Schedule 13D” and together with this Amendment and the Amendment No. 1 filed with the SEC on November 2, 2010, the “Schedule 13D”). This Amendment relates to common units representing limited partner interests of Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 717 Texas Avenue, Suite 3150, Houston, Texas 77002.
Item 2. Identity and Background
     This Amendment is filed by (i) Crestwood Gas Services Holdings LLC, a Delaware limited liability company (“Gas Services Holdings”), (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), (iii) Crestwood Holdings II LLC, a Delaware limited liability company (“Crestwood Holdings II”), (iv) Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), (v) FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), (vi) FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), (vii) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), (viii) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”) and (ix) William E. Macaulay, a United States citizen (collectively, with Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc., the “Reporting Persons”).
     Crestwood Gas Services GP LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of the Issuer. The General Partner holds the general partner units and incentive distribution rights in the Issuer and manages the business and affairs of the Issuer. Gas Services Holdings directly owns 17,210,377 common units of the Issuer and all of the outstanding equity interests of the General Partner. Crestwood Holdings is the sole member of Gas Services Holdings. Crestwood Holdings II is the sole member of Crestwood Holdings. Crestwood Holdings Partners is the sole member of Crestwood Holdings II. FR XI CMP is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings is the sole member of FR XI CMP. FR GP LP is the managing member of FR Midstream Holdings. FR GP Inc. is the general partner of FR GP LP. Mr. Macaulay is a director and has the right to appoint a majority of the board of directors of FR GP Inc.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.
     The principal business and office address of each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II and Crestwood Holdings Partners is c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002. The principal business and office address of each of FR XI CMP, FR Midstream Holdings, FR GP LP, FR GP Inc. and Mr. Macaulay is One Lafayette Place, Greenwich, CT 06830.
     FRC Founders Corporation, advisor of FR GP Inc., is an alternative asset manager making equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of Crestwood Holdings Partners, Crestwood Holdings II and Crestwood Holdings was formed to make investments in energy-related midstream assets, including the Issuer, and to undertake activities related thereto.
     During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration
     On July 22, 2010, Crestwood Holdings (f/k/a First Reserve Crestwood Holdings LLC) acquired by means of a Purchase Agreement (as amended, the “Purchase Agreement”) with Quicksilver Resources Inc. (“Quicksilver”), Cowtown Gas Processing LP (“Processing LP”) and Cowtown Pipeline LP (“Pipeline LP”) (i) from Processing LP and Pipeline LP, 100% of the outstanding membership interests of Gas Services Holdings, which owned 5,696,752 common units of the Issuer, 11,513,625 subordinated units representing limited partner interests in the Issuer and, through its ownership of 100% of the outstanding membership interests of the General Partner, 469,944 general partner units in the Issuer and 100% of the outstanding incentive distribution rights in the Issuer and (ii) from Quicksilver, that certain Subordinated Promissory Note issued by the Issuer to Quicksilver on August 10, 2007 (the “Promissory Note”).
     On October 1, 2010, the acquisition by Crestwood Holdings of the Gas Services Holdings membership interests and the Promissory Note was completed. $530,855,723.73 of the cash consideration was funded though an equity investment in Crestwood Holdings made indirectly by the members of Crestwood Holdings Partners, including (i) FR Midstream Holdings and (ii) by certain members of management of Crestwood Holdings Partners that are members of Crestwood Holdings Partners. The remainder of the cash consideration payable at closing, $170,144,276.27, was funded with the net proceeds of $180 million of term loan borrowings by Crestwood Holdings pursuant to a new secured term loan (the “Crestwood Term Loan”). Crestwood Holdings intends to fund any earn-out payments payable pursuant to the Purchase Agreement with borrowings under the Crestwood Term Loan and/or the proceeds of future distributions received by Gas Services Holdings and the General Partner from the Issuer.
     On October 18, 2010, Crestwood Holdings as the holder of the Promissory Note in the original principal amount of $50,000,000 gave notice to the Issuer to convert the Promissory Note into common units of the Issuer. The outstanding balance of principal and accrued interest on the Promissory Note immediately prior to conversion was $57,736,026. The Promissory Note was converted at a conversion price of $24.74 per common unit, which represented the weighted average closing price of the common units for the 20-trading day period prior to such conversion. The conflicts committee of the board of directors of the General Partner approved the conversion price and mechanics of conversion, and upon such approval by the conflicts committee, the board of directors of the General Partner approved the conversion of the Promissory Note and the issuance of an aggregate of 2,333,712 common units to Crestwood Holdings in connection therewith.
     On November 15, 2010, 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP, were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the common units covered by this Schedule 13D for investment and intend to review their investment in the Issuer on a continuing basis.
     The following describes plans or proposals that the Reporting Persons may have with respect to certain matters set forth in Item 4 of Schedule 13D.
     (a) The Issuer may grant options to purchase common units, common unit appreciation rights, restricted common units and phantom common units to employees, consultants, officers and directors of the General Partner and its affiliates pursuant to the Issuer’s 2007 Equity Plan adopted by the General Partner. The Issuer may acquire common units to issue pursuant to the 2007 Equity Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.
     (d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by FR GP Inc. FR GP Inc. intends to manage, participate in and influence the affairs of the Issuer through the exercise of its rights as beneficial owner of the General Partner and, to the extent applicable, through the exercise of its voting rights as a limited partner of the Issuer. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership in Gas Services Holdings, the General Partner’s sole member, FR GP Inc. has the right to elect the General Partner’s entire board of directors and, through the board of directors, the appointment of management of the Issuer. Certain of Crestwood Holdings Partners’ executive officers will also serve as executive officers and/or directors of the General Partner. Upon the closing of the transactions contemplated by the Purchase Agreement, each of Messrs. Glenn Darden, Jeff

Cook and Philip W. Cook resigned from the board of directors of the General Partner and were replaced by Messrs. Timothy H. Day, Robert G. Phillips, Michael France, J. Hardy Murchison and Joel Lambert, each of whom is an employee of FRC Founders Corporation, other than Mr. Phillips, who is an employee of Crestwood Holdings Partners. In addition, Messrs. Robert G. Phillips, William G. Manias, Terry L. Morrison and Joel D. Moxley were appointed as the President and CEO, CFO and Secretary, Senior Vice President-Operations and Commercial and Senior Vice President-Business Development, respectively, of the General Partner.
     (e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Except as set forth in this Schedule 13D (including under (a) above and Item 6 below with respect to settlement of the Promissory Note), the Reporting Persons, have no current intention of changing the present capitalization or dividend policy of the Issuer.
     (j) Except as otherwise described in this Item 4, or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Listed Persons, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the common units, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional common units, dispose of some or all of their common units (or other equity interests in the Issuer) or continue to hold common units (and other equity interests) (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may engage in discussions with unitholders of the Issuer and other relevant parties or take other actions through their representatives on the board of directors of the General Partner or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, in each case, subject to the terms and conditions of the Issuer Partnership Agreement and any other agreements entered into between such Reporting Person(s) and the Issuer.
Item 5. Interest in Securities of the Issuer
     The information set forth in Item 2 is hereby incorporated herein by reference.
     The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
     (a) and (b). The following disclosure is based on 31,187,696 common units outstanding as of January 3, 2011. See Schedule I for the information applicable to the Listed Persons.
     Gas Services Holdings holds 17,210,377 common units, representing approximately 55.2% of the outstanding common units. The General Partner holds 469,944 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer. Crestwood Holdings holds an additional 2,333,712 common units, which, when combined with the other indirect ownership interests, represents approximately 63.2% of the outstanding common units, including the general partner units.
     Each of the Reporting Persons may be deemed to beneficially own the common units reported herein. The filing of this Amendment shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.
     (c) Except as set forth elsewhere in this Schedule 13D, including without limitation Item 3, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the common units during the past 60 days.

     (d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Items 2 or 5(a) or the Listed Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common units.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Issuer Partnership Agreement
     The General Partner, as the sole general partner of the Issuer, and Gas Services Holdings, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Issuer Partnership Agreement.
Cash Distributions
     The Issuer Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.” The Issuer Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:
•	first, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.3000 plus any arrearages from prior quarters;

•	second, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.3000; and

•	third, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to all unitholders, pro rata, until each unit has received a distribution of $0.3450.
     If cash distributions to the unitholders exceed $0.3450 per unit in any quarter, the General Partner will receive, in addition to distributions based upon the percentage of its general partner units in respect of all outstanding units, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount.
Issuance of Additional Units
     The Issuer Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.
Limited Voting Rights
     The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates. The General Partner and its affiliates own an aggregate of approximately 63.2% of the common units as of the date of this Amendment.
Limited Call Right
     If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Registration Rights
     Pursuant to the Issuer Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Crestwood Gas Services GP LLC as the general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.
General Partner’s Limited Liability Company Agreement
     Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “General Partner LLC Agreement”), Gas Services Holdings has the right to elect the members of the board of directors of the General Partner.
Promissory Note
     On October 18, 2010, Crestwood Holdings as the holder of the Promissory Note in the original principal amount of $50,000,000 gave notice to the Issuer to convert the Promissory Note into common units of the Issuer. The outstanding balance of principal and accrued interest on the Promissory Note immediately prior to conversion was $57,736,026. The Promissory Note was converted at a conversion price of $24.74 per common unit, which represented the weighted average closing price of the common units for the 20-trading day period prior to such conversion. The conflicts committee of the board of directors of the General Partner approved the conversion price and mechanics of conversion, and upon such approval by the conflicts committee, the board of directors of the General Partner approved the conversion of the Promissory Note and the issuance of an aggregate of 2,333,712 common units to Crestwood Holdings in connection therewith.
     To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
     References to, and descriptions of, each of the Purchase Agreement, Issuer Partnership Agreement, General Partner LLC Agreement and Promissory Note as set forth in or incorporated into this Item 6 are qualified in their entirety by reference to the copies of each such agreement filed as an exhibit to this Schedule 13D, each of which is incorporated in its entirety in this Item 6.
Conversion of Subordinated Units
     On November 15, 2010, 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP, were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP.
[Signature Page Follows]

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.
Dated: January 12, 2011

Crestwood Gas Services Holdings LLC
By:	Crestwood Holdings LLC, its member

By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

Crestwood Holdings LLC
By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

Crestwood Holdings II LLC
By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

Crestwood Holdings Partners, LLC
By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

FR XI CMP Holdings LLC
By:	First Reserve GP XI, L.P., its member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Director

FR Midstream Holdings LLC
By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Director

First Reserve GP XI, L.P.
By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Director

First Reserve GP XI, Inc.
By:	/s/ Michael France
	Name:	Michael France
	Title:	Director

/s/ William E. Macaulay
William E. Macaulay

SCHEDULE I
Officers of Crestwood Gas Services GP LLC
Robert G. Phillips
Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: Chief Executive Officer of Crestwood Holdings Partners, LLC
Citizenship: USA
Amount Beneficially Owned: 0
William G. Manias
Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: Senior Vice President and Chief Financial Officer of Crestwood Holdings Partners, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Terry L. Morrison
Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: Senior Vice President of Crestwood Holdings Partners, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Joel D. Moxley
Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: Senior Vice President of Crestwood Holdings Partners, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Mark. G. Stockard
Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: Vice President-Treasurer and Relations of Crestwood Midstream Partners LP
Citizenship: USA
Amount Beneficially Owned: 9,044 (less than 1%)
Eric Guy
Address: c/o Crestwood Midstream Partners LP, 801 Cherry Street, Suite 3400, Fort Worth, Texas 76102
Principal Occupation: Vice President and Controller of Crestwood Midstream Partners LP
Citizenship: USA
Amount Beneficially Owned: 8,440 (less than 1%)
Kelly J. Jameson
Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary of Crestwood Midstream Partners LP
Citizenship: USA
Amount Beneficially Owned: 0
Board of Directors of Crestwood Gas Services GP LLC
Robert G. Phillips
(see above)
Timothy H. Day
Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 1,803 (less than 1%)

Michael France
Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002
Principal Occupation: Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 1,803 (less than 1%)
J. Hardy Murchison
Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 1,803 (less than 1%)
Joel Lambert
Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002
Principal Occupation: Associate General Counsel of First Reserve
Citizenship: USA
Amount Beneficially Owned: 1,803 (less than 1%)
Alvin Bledsoe
Address: c/o Crestwood Midstream Partners LP, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 57,360 (less than 1%)
Philip D. Gettig
Address: c/o Crestwood Midstream Partners LP, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 17,096 (less than 1%)
John W. Somerhalder II
Address: c/o Crestwood Midstream Partners LP, 717 Texas Avenue, Suite 3150, Houston, Texas 77002
Principal Occupation: President, Chief Executive Officer and a Director of AGL Resources Inc., a publicly-held energy services holding company whose principal business is the distribution of gas
Citizenship: USA
Amount Beneficially Owned: 30,300 (less than 1%)
Thomas F. Darden
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Chairman of the Board of Quicksilver Resources Inc., a publicly-held oil and natural gas company
Citizenship: USA
Amount Beneficially Owned: 105,002 (less than 1%) includes 76,100 common units held indirectly through Darden Irrevocable Asset Trust, of which Thomas F. Darden is a co-trustee
Officers of Crestwood Holdings LLC
Robert G. Phillips
(see above)
William G. Manias
(see above)
Terry L. Morrison
(see above)
Joel D. Moxley
(see above)

Officers of Crestwood Holdings II LLC
Robert G. Phillips
(see above)
William G. Manias
(see above)
Terry L. Morrison
(see above)
Joel D. Moxley
(see above)
Officers of Crestwood Holdings Partners, LLC
Robert G. Phillips
(see above)
William G. Manias
(see above)
Terry L. Morrison
(see above)
Joel D. Moxley
(see above)
Members of the Management Committee of Crestwood Holdings Partners, LLC
Timothy H. Day
(see above)
Michael France
(see above)
Robert G. Phillips
(see above)
Board of Directors of First Reserve GP XI, Inc.
William E. Macaulay
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Chairman and Chief Executive of First Reserve
Citizenship: USA
Amount Beneficially Owned: 19,544,089 common units (62.7%)
Anne E. Gold
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Chief Compliance Officer of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
Jennifer C. Zarrilli
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Chief Financial Officer and Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0

Officers of First Reserve GP XI, Inc.
William E. Macaulay
(see above)
John A. Hill
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Vice Chairman of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
Timothy H. Day
(see above)
Joseph R. Edwards
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
Cathleen M. Ellsworth
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
Anne E. Gold
(see above)
Will Honeybourne
Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
Alex T. Krueger
Address: c/o FRC Founders Corporation, 7th Floor, 25 Victoria St., London, SW1H OEX, United Kingdom
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
Mark A. McComiskey
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0

Kenneth W. Moore
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
J. Hardy Murchison
(see above)
Jeffrey Quake
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwhich, CT 06830
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
Alan G. Schwartz
Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830
Principal Occupation: Managing Director of First Reserve
Citizenship: USA
Amount Beneficially Owned: 0
Jennifer C. Zarrilli
(see above)